Exhibit 99.1

Quebecor World Inc.

TSX: IQW

Nov 07, 2008 13:35 ET

Quebecor World Releases Third Quarter Results

HIGHLIGHTS

- Third quarter 2008 revenues of $1.0 billion compared to $1.2 billion in the third quarter last year

- Quebecor World continues to exceed cash forecasts under DIP financing and is making sustained progress towards exiting from creditor protection under CCAA in Canada and Chapter 11 in the United States

- Claims process begun and Claims Bar date set for December 5, 2008

- In the third quarter, the Company continued to renew agreements with leading publishers and retailers across its businesses in the Americas

MONTREAL, CANADA—(Marketwire - Nov. 7, 2008) - Quebecor World Inc. (TSX:IQW) continues to make sustained progress towards exiting creditor protection in the United States and Canada as a strong participant in its industry. In the third quarter, the Company continued its focus on renewing major customers, gaining new ones and improving efficiency across all its business groups by reducing costs, improving processes and maximizing the performance of its manufacturing platform. In the third quarter, the Company and its advisors met with various stakeholders, including creditors’ committees, as it forged ahead with its plans towards developing a plan of arrangement to exit creditor protection under the CCAA and Chapter 11 processes. On September 29, 2008, the Company received court approval to proceed with the Claims process. The Claim Bar date is December 5 by which time creditor claims must be received.

The Company has been operating under creditor protection since its initial filing on January 21, 2008 in the U.S. and Canadian courts. As stated in the Monitor’s report of September 23, 2008, the Company had an unrestricted cash balance of $125 million at September 14, 2008, which is $41 million higher than its forecast from the Monitor’s report of July 14, 2008. In addition, the Company has $105 million of restricted cash balances. The Company continues to have access to the Revolving Loan Facility of up to $400 million and has drawn only $25 million.

Quebecor World’s results in the third quarter 2008 are based on continuing operations following the sale of its European business on June 26, 2008. In the third quarter, the Company generated consolidated revenues from continuing operations of $1.0 billion compared to $1.2 billion in 2007. Operating income before impairment of assets, restructuring and other charges (IAROC) in the third quarter was $33.7 million compared to $57.9 million in the third quarter of 2007. Adjusted EBITDA was $94.2 million in the third quarter of 2008 compared to $123.5 million in the third quarter of 2007. The lower adjusted EBITDA in 2008 is principally due to decreased volumes, plant closures and also due to the economic slowdown affecting all of our sectors. Despite a lower level of activity than planned, the Company’s adjusted EBITDA results in the third quarter and year-to-date continue to be in line with management’s expectations and with the projections for the DIP financing. The Company generated $4.1 million of positive free cash flow in the third quarter and $88.7 million year-to-date compared to negative free cash flow during the same periods in 2007. This was achieved despite substantial costs for professional fees and other expenses related to the creditor protection process. In the quarter, the Company continued to look for additional means to reduce costs to offset lower volumes due to the challenging economic environment. In the third quarter, selling, general and administrative expenses decreased by 18.4%, excluding the unfavorable impact of foreign exchange, compared to the same period last year.

“We continue to work towards our stated goal of exiting creditor protection as a strong participant in our industry. In the third quarter, we made additional progress in this regard while at the same time maintaining a determined focus on customer service and improving operations through cost reductions and a comprehensive review of our administrative services,” commented Jacques Mallette President and CEO Quebecor World Inc. “This year we have made substantial efforts to renew our customers to multi-year agreements by demonstrating to them the value of our comprehensive, full-service offering to help them meet their advertising and publishing needs from concept to delivery. In the third quarter we continued to build on our earlier successes by extending our relationship with Parade, one of the premier Sunday magazine publishers in the U.S. In addition, we were pleased to be the recipient of a significant number of Gold Ink and Golden Cylinder Awards which are well-established industry recognitions for quality achievement. This is a clear indication of our employees’ dedication to customer service.”

Also in the third quarter, the Company continued to focus on providing its customers with the ability to use brands and identifying marks on their products to show they are being produced in an environmentally responsible manner. Quebecor World recently began offering its customers the option to use an EnviroinkTM logo on their printed products to signify they are using heatset inks that contain a minimum of 20 percent by weight renewable resources. The EnviroinkTM logo is another identifying mark Quebecor World customers can use on their products in addition to the Chain of Custody Certification for the world’s three leading forest management programs. These are the Forest Stewardship Council (FSC), Sustainable Forestry Initiative (SFI) and the Program for the Endorsement of Forest Certification (PEFC). Quebecor World was first, among the top North American printers, to offer these three progressive chain of custody certification programs.

Third quarter per share information and restructuring charges

In the third quarter, Quebecor World reported a net loss from continuing operations of $63.6 million or ($0.35) per share compared to $55.3 million or ($0.45) per share in the third quarter of last year. Third quarter results included IAROC net of income taxes of $5.1 million or $0.03 per share, compared to $35.7 million or $0.27 per share in the same period in 2007.

For the first nine months of 2008, Quebecor World reported a net loss from continuing operations of $289.9 million or ($1.72) per share, compared to a net loss from continuing operations of $34.8 million or ($0.39) per share for the same period in 2007. The results for the first nine months of 2008 incorporate IAROC net of taxes of $47.8 million or $0.27 per share compared to $66.1 million or $0.50 per share in 2007. Excluding IAROC, adjusted diluted loss per share from continuing operations was $1.45 for the first nine months of 2008 compared to adjusted diluted earnings per share from continuing operations of $0.11 in the same period of 2007. On the same basis, adjusted operating income in the first nine months of 2008 was $70.7 million compared to $144.4 million in 2007. Consolidated revenues for the first nine months of 2008 were $3.0 billion compared to $3.4 billion in the same period of 2007.

Use of Non-GAAP Measures

In the discussion of our 2008 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA and operating income before IAROC (impairment of assets, restructuring and other charges) and goodwill impairment. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figure 5, “Reconciliation of non-GAAP Measures” of our third quarter 2008 management’s discussion and analysis filed with the Canadian securities regulatory authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov. A copy of our third quarter 2008 management’s discussion and analysis is also available on the Company’s website at www.quebecorworld.com.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risk Factors” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2007.

The forward-looking statements in this press release reflect the Company’s expectations as of November 7, 2008 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

The Company is currently subject to Court protection under the Companies’ Creditors Arrangement Act in Canada (‘CCAA’), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code (‘Chapter 11’).

In light of the CCAA and Chapter 11 Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval of a final plan of arrangement.

About Quebecor World

Quebecor World Inc. (TSX:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 23,000 employees working in approximately 100 printing and related facilities in the United States, Canada, Argentina, Brazil, Chile, Colombia, India, Mexico, and Peru.

Web address: www.quebecorworld.com

For more information, please contact

Quebecor World Inc.

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070

or

Quebecor World Inc.

Roland Ribotti

Vice President, Corporate Finance and Treasurer

514-877-5143

800-567-7070

Quebecor World Inc.

Financial Highlights

(In millions of US dollars, except per share data)

(Unaudited)

	Three-month periods ended September 30		Nine-month periods ended September 30
	2008	2007	2008	2007

Consolidated Results from Continuing Operations
Revenues	$993.6	$1,172.1	$2,983.6	$3,423.5
Adjusted EBITDA	94.2	123.5	261.1	341.6
Adjusted EBIT	33.7	57.9	70.7	144.4
IAROC	6.7	55.2	54.3	101.8
Operating income	27.0	2.7	16.4	42.6
Loss from continuing operations	(63.6)	(55.3)	(289.9)	(34.8)
Net loss	(64.2)	(315.1)	(1,005.3)	(374.3)
Adjusted EBITDA margin*	9.5%	10.5%	8.8%	10.0%
Adjusted EBIT margin*	3.4%	4.9%	2.4%	4.2%
Operating margin*	2.7%	0.2%	0.6%	1.2%

Segmented Information from Continuing Operations
Revenues
North America	$921.1	$1,098.4	$2,765.8	$3,224.9
Latin America	72.5	75.0	217.8	202.3

Adjusted EBIT
North America	$32.3	$58.6	$70.0	$151.0
Latin America	2.9	3.2	7.6	7.5

Adjusted EBIT margin*
North America	3.5%	5.3%	2.5%	4.7%
Latin America	4.0%	4.2%	3.5%	3.7%

Selected Cash Flow Information
Cash provided by (used in) operating activities	$19.7	$(41.8)	$99.4	$133.5
Free cash flow (outflow)**	4.1	(81.7)	88.7	(12.3)

Per Share Data
Earnings (loss) from continuing operations
Diluted	$(0.35)	$(0.45)	$(1.72)	$(0.39)
Adjusted diluted	$(0.32)	$(0.18)	$(1.45)	$0.11

	Nine-month period ended September 30	Twelve-month period ended December 31
	2008	2007
Financial Position
Working capital	$(2,776.6)	$(1,069.4)
Total assets	3,434.4	4,163.0
Shareholders’ deficit	(1,016.6)	(433.0)

EBITDA: Operating income before depreciation and amortization.

IAROC: Impairment of assets, restructuring and other charges.

Adjusted: Defined as before IAROC and before goodwill impairment charge.

*          Margins calculated on revenues.

**       Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.

***     Prior periods amount have been revised.